                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           INSITE VISION INCORPORATED
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     9301907
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Mr. Peter J. Cobos
                      c/o Kingdon Capital Management Corp.
                 152 West 57th Street, New York, New York 10019
                                 (212) 333-0100
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.












                       (continued on the following pages)


                                Page 1 of 5 Pages
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CUSIP No.  9301907                    13D                   Page 2 of  5  Pages
                                                                      ---
===============================================================================


- -------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kingdon Capital Management Corporation    #13-3158796

- -------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      |_|
                                                                  (b)      |X|
- -------------------------------------------------------------------------------
3            SEC USE ONLY

- -------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
- -------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 |_|

- -------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
             United States of America

- -------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF
SHARES                                 625,000
BENEFICIALLY         ----------------------------------------------------------
OWNED BY             8   SHARED VOTING POWER
EACH
REPORTING            ----------------------------------------------------------
PERSON               9   SOLE DISPOSITIVE POWER
WITH
                                       625,000
                     ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER


- -------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             625,000
- -------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                            |_|

- -------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.76%
- -------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
- -------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement relates to shares of Common Stock (the "Common Stock") of Insite Vision Incorporated ("INSR"). INSR's principal executive office is located at 2020 Challenger Drive, Ala Meda, CA 94501.

Item 2.           Identity and Background.

                  This statement is being filed on behalf of Kingdon Capital Management Corporation ("KCMC"), a Delaware corporation. KCMC's principal business is to act as an investment adviser; its principal office is at 152 West 57th Street, New York, NY 10019.

                  Mr. Mark Kingdon is the sole shareholder, director and executive officer of KCMC. Neither KCMC or Mr. Kingdon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither KCMC or Mr. Kingdon has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Mr. Kingdon is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the date hereof, KCMC beneficially owns 625,000 shares of INSR Common Stock (including 125,000 shares of Common Stock issuable upon exercise of warrants expiring on January 24, 2001 which may be exercised at a price of $3.25 per share (the "Warrants")). All 625,000 shares of Common Stock (including the 125,000 shares issuable upon exercise of the Warrants) are held by entities or managed accounts over which KCMC has investment discretion. The shares of Common Stock and the Warrants were purchased from INSR in a private transaction at an aggregate cost of $1,625,000. The funds for the purchase of the Common Stock and Warrants held in the entities or managed accounts over which KCMC has investment discretion came from each account's own funds.
No leverage was used to purchase the Common Stock and Warrants.

Item 4.           Purpose of Transaction.

                  The shares of Common Stock and Warrants were acquired for, and are being held for, investment purposes.

                  KCMC has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  As of the date hereof, KCMC is the beneficial owner of 625,000 shares of INSR Common Stock (including 125,000 shares issuable upon exercise of the Warrants). Based on the most recent information provided to KCMC by INSR, we believe there to be 10,721,368 shares of INSR Common Stock outstanding. Therefore, KCMC beneficially owns 5.76% of INSR's outstanding shares of Common

Stock. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of INSR's Common Stock that it currently beneficially owns. Except for the private transaction described in Item 3 above, KCMC has not effected any transactions in the Common Stock of INSR during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  KCMC has no contact, arrangement, understanding or relationship with any person with respect to the Common Stock of INSR.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                    SIGNATURE

                  The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


DATE:  April 8, 1996



                                     Kingdon Capital Management Corporation


                                 By: /s/ Mark Kingdon
                                    -----------------------------------------
                                     Mark Kingdon, President